FNX Mining Company Inc.
2003 First Quarter Report With 2002 First Quarter Restated

Emerging Producer…
 …Aggressive Explorer

Management's Discussion and Analysis

Results of Operations

FNX Mining reports a net loss of $409,428 or $0.01 per share for the quarter ended March 31st, 2003, compared to a net loss of $89,175 or $0.00 per share for the same period in 2002. Revenue, entirely from interest income, was $211,768 for this reporting quarter compared to $23,385 for the March 31, 2002 quarter.

Administrative costs during the first quarter were $570,269 compared to $102,281 during the same period last year. The increased administrative costs compared to the first quarter of last year reflect the increased activity level of the Company and the larger number of Company employees necessary to support the increased work commitment.

Financial Condition

Cash and short term deposits at March 31, 2003 totaled $29,640,070 compared to $7,760,838 for the same period in 2002 and $30,932,615 at the end of the last quarter at December 31, 2002. During this quarter $4,415,525 was spent on the Sudbury Basin exploration properties, while $2,944,341 was received during the same period through the exercise of 1.9 million warrants and 0.4 million stock options. Another 402,000 stock options were granted during this reporting period at an exercise price of $6.45 per share.

Non-cash working capital decreased $613,309 in the quarter mostly due to increased payables associated with exploration and development activities. The Company has no debt.

The Company's mineral exploration assets at March 31, 2003 totaled $17,295,206 compared to $8,669,421 at the same period last year and $12,879,681 at year end 2002. The sharp increase is a result of the aggressive exploration program the Company, together with Dynatec Corporation, its 25% Sudbury Joint Venture partner, have implemented for the last nine months of 2002 and through the first quarter of 2003.

Exploration Activities

On March 31st, 2003, FNX Mining, on behalf of the Sudbury Joint Venture, had a total of 12 drills operating on four of its five optioned properties located in the Sudbury Basin, Ontario. Eight of the drills were surface rigs, while four were underground rigs, the latter all located at the McCreedy West Property. During this quarter $4,105,095 was expended by FNX Mining on exploration activities, including $2,948,557 at McCreedy West, $222,433 at Levack, $214,953 at Victoria, $537,835 at Norman, $181,004 at the North Range Footwall and $313 at Kirkwood. Development expenditures at McCreedy West added another $310,430.

Exploration drilling during the quarter was active at the McCreedy West, Levack, North Range Footwall, Norman and Victoria. During this reporting period, 83 holes were drilled for a total of 81,270 ft, including 52 underground (32,218 ft) and 31 surface (49,052 ft) holes. The majority of the drilling in the first quarter was at McCreedy West with 13 surface (12,707 ft) and 52 underground (32,218 ft) holes. During the quarter, 4,484 samples were collected and sent for assay representing 23.5% of the total footage drilled during the period or 19,122 ft.

The priority drilling targets during this quarter and for the balance of 2003 were planned to enhance the Phase 1 targets, particularly the Inter Main and East Main deposits, and to upgrade the Phase 2 mining targets, such as the PM Deposit at McCreedy West, No 7 Zone at Levack and the North Deposit at Norman. While exploring a proven mining camp in known geologic environments with the benefit of a large historic database serves to mitigate exploration risk, future exploration success does still contain a significant degree of exploration risk.

Pre-Production Activities
On May 14th, 2003 FNX Mining announced the commencement of production at McCreedy West.

Pre-production activities early in the first quarter of 2003 focused on completing an audited resource estimate for the Phase 1 production targets at McCreedy West and applying for all necessary approvals required for production. A measured and indicated resource estimate of 1.74 million tons and 376,000 tons in the inferred category was released on February 24th, 2003. This estimate confirmed that the Sudbury Joint Venture could sustain a 1,000 ton per day mining rate for five to six years at McCreedy West. Pre-production development work on the 700, Upper Main and Inter Main Deposits at McCreedy West commenced during the quarter and continued into the second quarter in anticipation of Phase 1 production start-up during the second quarter. This work included driving sublevels in the 700 Deposit, opening upper and lower access drifts into the Upper Main Deposit and pushing the 1450 level into the Inter Main Deposit. Development ore was stockpiled underground and will be trucked to surface once mining commences.

During the quarter, approval of the closure plan amendment was received from the Ontario government and, subsequent to the quarter end, the mining plan and off-take agreements were signed. Construction of the surface ore pad began in the first quarter at McCreedy West and was completed by late April. The sampling tower and crushing unit arrived on site soon after pad completion.

Metal Price Outlook
FNX Mining is exploring and developing nickel, copper, platinum, palladium and gold deposits in the prolific Sudbury Basin mining camp. Commodity price risk is the largest risk component a mining company must consider, therefore the monitoring of price movements and trends for our target metals are essential to understand the viability

of the Company's assets. The official London Metal Exchange average prices as at March 31, 2003 for nickel was US$3.78 per pound, copper at US$0.75 per pound, platinum at US$662 per ounce, palladium at US$244 per ounce and gold at US$352 per ounce. In April 2003, nickel prices backed off to US$3.59 per pound, copper to US$0.72 per pound, platinum to US$624 per ounce, palladium to US$162 per ounce and gold to US$328 per ounce. In the case of nickel, increasing inventory from Russia, the SARS outbreak in China and the continued worldwide economic slowdown, all negatively impacted the price, however the price rebounded to US$3.72 per pound in May. Copper prices were also negatively impacted during the quarter and into April by the worsening economic outlook, however, inventories declined over the first four months of 2003 by more than 60,000 tonnes.

Platinum prices strengthened early in 2003 from a US$598 per ounce price at year end 2002 to US$634 per ounce by May 2003. In early February and again mid-March, 2003, the platinum price broke above US$700 per ounce only to fall back to the US$600 area before recovering to the US$650 per ounce level. According to Johnson Matthey, the price changes appear to be driven by short and long position liquidations caused by a volatile lease rate. Platinum supplies remain tight. Palladium continued to decline in price during and after the reporting quarter, declining from a price of US$240 per ounce in January 2003 to US$160 per ounce by early May. The palladium price appears to suffer from an oversupply and a thin market. Johnson Matthey expects the metal to remain in the US$160 to $200 per ounce range in the near term. Gold peaked during the quarter at US$380 per ounce in early February due to a weaker US dollar and war jitters. It then fell steadily to the US$325 per ounce level by early April before recovering to the US$340-350 per ounce range by May. Continued weakness in the US dollar is expected to support a US$350 per ounce price for the foreseeable future. The Company has no assurance that future commodity prices will be at a level sufficient to make mining operations viable.

On behalf of the Board

signed

Terry MacGibbon
President and Chief Executive Officer
May 23, 2003

FNX Mining Company Inc.
Balance Sheets
(in Canadian dollars)
(Unaudited)

	March 31 *2003*	December 31 2002
Assets		
CURRENT ASSETS		
Cash and short-term deposits	**$ 29,640,070**	$ 30,932,615
Accounts receivable	**628,409**	975,039
Marketable securities	**2,750**	2,750
Prepaid expenses and deferred costs	**30,460**	40,489
	30,301,689	31,950,893
CAPITAL ASSETS *(Note 2)*	**277,850**	252,608
MINERAL EXPLORATION PROPERTIES *(Note 3)*	**17,295,206**	12,879,681
	$ 47,874,745	$ 45,083,182
Liabilities		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	**$ 1,249,138**	$ 992,488
	1,249,138	992,488
Shareholders' Equity		
CAPITAL STOCK *(Note 4)*	**56,830,809**	53,886,468
WARRANTS *(Note 5)*	**–**	–
DEFICIT	**(10,205,202)**	(9,795,774)
	46,625,607	44,090,694
	$ 47,874,745	$ 45,083,182

The accompanying notes are an integral part of these financial statements.

FNX Mining Company Inc.
Statements of Operations and Deficit
For the three months ending March 31
(in Canadian dollars) (Unaudited)

	2003	2002
INCOME		
Interest earned	$ **211,768**	$ 23,385
COST AND EXPENSES		
Administration	**570,269**	102,281
Prospecting	**18,158**	9,853
Financing charges	**7,969**	-
Amortization	**24,800**	426
	621,196	112,560
Net loss	**(409,428)**	(89,175)
Deficit, beginning of period	**(9,795,774)**	(5,966,047)
Financing charges	**-**	(613,469)
Deficit, end of period	$ **(10,205,202)**	$ (6,668,691)
Net loss per share	$ **(0.01)**	$ (0.00)

The accompanying notes are an integral part of these financial statements.

FNX Mining Company Inc.
Statements of Cash Flow
For the three months ending March 31
(in Canadian dollars) (Unaudited)

	2003	2002
CASH PROVIDED BY (USED IN):		
Operating activities:		
Net loss	$ **(409,428)**	$ (89,175)
Amortization	**24,800**	426
	(384,628)	(88,749)
Change in non-cash working capital balances	**613,309**	(208,611)
	228,681	(297,360)
Financing activities:		
Common shares issued	**2,944,341**	8,000,000
Financing costs		(613,469)
	2,944,341	7,386,531
Investing activities:		
Capital assets acquisitions	**(50,042)**	(171,006)
Mineral exploration properties:		
Exploration expenditure	**(4,415,525)**	(193,375)
	(4,465,567)	(364,381)
(Decrease) increase in cash and short term deposits	**(1,292,545)**	6,724,790
Cash and short term deposits, beginning of the period	**30,932,615**	1,036,048
Cash and short term deposits, end of the period	$ **29,640,070**	$ 7,760,838

The accompanying notes are an integral part of these financial statements.

FNX Mining Company Inc.

Notes to the Financial Statements

For the three months period ending March 31
(in Canadian dollars) (Unaudited)

1. Accounting Policies

The interim financial statements presented herein follow the same accounting policies and their methods of application as the 2002 financial statements. Generally accepted accounting principles for interim financial statements do not conform in all respects to the disclosures required for annual financial statements, and accordingly, these interim financial statements should be read in conjunction with the Company's 2002 audited financial statements and the accompanied notes contained in the Company's Annual Report.

2. Capital Assets

Capital assets are carried at cost less accumulated amortization. The Company amortizes its capital assets using the following rates and amortization methods:

Computer hardware:	Straight line over 4 years
Furniture & equipment:	Straight line over 5 years
Equipment:	Straight line over 5 years
Computer software:	Straight line over 3 years

Leasehold improvements are amortized on the straight-line basis over a period of five years.

	March 31, 2003					December 31, 2002
	Opening Balance	*Additions*	*Closing Balance*	*Accumulated Amortization*	*Net Book value*	*Net Book value*
Office equipment	$ 67,935	$ 20,412	$ 88,347	$ 17,502	$ 70,845	$ 54,345
Furniture and fixtures	33,176		33,176	8,295	24,881	26,540
Computer hardware	103,321	23,672	126,993	33,849	93,144	76,372
Computer software	117,993	3,633	121,626	51,710	69,916	76,689
Leasehold improvements	37,322	2,325	39,647	20,583	19,064	18,662
	$ 359,747	$ 50,042	$ 409,789	$ 131,939	$ 277,850	$ 252,608

3.   Mineral Properties

Exploration and acquisition expenditures:

	December 31 2002	Incurred this YTD	March 31 2003
Alaska, USA			
Gunsite	$ 204,673	$ –	$ 204,673
	204,673	–	204,673
Ontario			
Larder Lake	1,128,039	–	1,128,039
Fawcett Township	950,856	–	950,856
Sudbury Basin:			
McCreedy West	4,699,409	2,948,557	7,647,966
Levack	1,900,119	222,433	2,122,552
Victoria	1,588,480	214,953	1,803,433
Norman	1,907,415	537,835	2,445,250
Kirkwood	172,274	313	172,587
North Range Footwall	324,440	181,004	505,444
Other	3,976	–	3,976
	12,675,008	4,105,095	16,780,103
Total	12,879,681	4,105,095	16,984,776
Development expenditures:			
McCreedy West	–	310,430	310,430
Total Mineral Properties	$ 12,879,681	$ 4,415,525	$ 17,295,206

4. Capital Stock

Shares issued:

	Shares	Consideration
Balance December 31, 2002	36,302,540	$ 53,886,468
Issued during this quarter:		
Warrants exercised	1,946,129	2,432,661
Stock options exercised	428,500	511,680
	2,374,629	2,944,341
Balance March 31, 2003	**38,677,169**	**$ 56,830,809**

5. Warrants

Balance December 31, 2002	1,946,129
Exercised 2003	1,946,129
Outstanding March 31, 2003	–

6. Stock Options

The following table reflects the continuity of options granted under the Plan for the three-month period ended March 31, 2003.

Expiry Date	Exercise price	Opening balance	Options granted	Options exercised	Closing balance
November 15, 2004	$ 0.40	200,000	–	–	200,000
May 3, 2006	0.50	230,000	–	–	230,000
May 3, 2006	1.00	470,000	–	75,000	395,000
May 29, 2006	1.00	98,000	–		98,000
June 12, 2006	1.10	100,000	–	–	100,000
November 8, 2006	1.00	100,000	–		100,000
November 13, 2006	1.00	300,000	–	300,000	–
January 9, 2007	1.50	200,000	–		200,000
February 14, 2007	2.08	255,000	–	8,500	246,500
February 18, 2007	2.25	85,000	–		85,000
March 12, 2007	2.55	135,000	–	40,000	95,000
May 14, 2007	3.40	30,000		5,000	25,000
August 7, 2007	4.10	250,000			250,000
September 10, 2007	5.00	395,000			395,000
October 11, 2007	4.95	35,000			35,000
January 14, 2008	6.45	–	402,000		402,000
		2,883,000	402,000	428,500	2,856,500

The Company records no expense when it issues options. Had the Company elected to recognize the cost of its stock-based compensation based on the estimated fair value of stock options granted, the Company's results would have been as follows:

	Quarter ended March 31, 2003	
Fair value of options granted and compensation expense	$	323,863
Pro forma net loss	$	733,291
Pro forma basic loss per share	$	0.02

The fair value of stock options granted is estimated using the Black-Scholes options pricing model on the date of grant with the following weighted average assumptions:

Stock price at grant date	$ 6.45
Market price at March 31, 2003	$ 6.20
Expected life of options (years)	2.0
Expected stock price volatility	99%
Expected dividend yield	Nil
Risk-free interest rate	3%

7.   Comparative Figures

Certain of the 2002 comparative figures have been reclassified to conform to the financial statement presentation adopted for 2003.

Corporate Information

Directors

James W. Ashcroft
*Consulting Mining
Engineer*
Former President,
Ontario Division,
Inco Limited

Wayne G. Beach
Barrister and Solicitor

Robert D. Cudney
President and CEO
of Northfield Capital
Corporation

Terry MacGibbon
President and CEO

Terrence Podolsky
*Consulting Geologist.
Former VP Exploration,
Inco Limited*

Donald M. Ross
Chairman of Jones, Gable & Company

Officers

Terry MacGibbon
President and CEO

James M. Patterson, Ph.D.
Vice President Exploration

David W. Constable
*Vice President Investor
Relations and
Corporate Affairs*

Gord Morrison
Director of Exploration

John C. Ross, C.A.
Chief Financial Officer

Head Office
55 University Avenue
Suite 700
Toronto, Ontario, Canada
M5J 2H7

Tel 416 628 5929
Fax 416 360 0550

Email:
info@fnxmining.com

Sudbury Field Office
1300 Kelly Lake Road
Sudbury, Ontario, Canada
P3E 5P4

Tel 705 671 1779
Fax 705 671 1137

Web Site
www.fnxmining.com

Bank
The Royal Bank of Canada
Royal Bank Plaza
Toronto, Ontario
M5J 2J5

Transfer Agent
CIBC Mellon Trust Company
320 Bay Street
PO Box 903
Toronto, Ontario
M5H 4A6

Counsel
Goodman and Carr LLP
Suite 2300
200 King Street West,
Toronto, Ontario

M5H 3W5

Auditors
Smith, Nixon and Co _{LLP}
Suite 1900
390 Bay Street
Toronto, Ontario
M5H 2Y2

Listing
Toronto Stock Exchange
Symbol "FNX"

Capitalization:
$243,000,000
(May 1, 2003)

Share Price
52 Week High/Low:
$7.48/2.10

Issued and
Outstanding Shares:
38,677,169
(March 31, 2003)

Fully Diluted Shares:
41,533,669
(March 31, 2003)

Major Shareholders
(>10%)
Dundee Wealth Management Inc

Cash:
$28,190,794
(April 30, 2003)

Debt:
Nil

www.fnxmining.com